September 11, 2015

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Keeley Funds, Inc.
(File Nos. 333-124430 and 811-21761)
Responses to Comments on the Preliminary Proxy Statement Filed on Schedule 14A

Dear Ms. Vroman-Lee:

The following is a supplemental response to the follow-up comment you conveyed orally to Alan Goldberg and me on September 8, 2015 regarding the preliminary proxy statement for Keeley Funds, Inc. (the “Company”) that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on August 20, 2015 (SEC Accession No. 0001193125-15-297750). The follow-up comment was in response to correspondence submitted to the SEC staff via EDGAR on August 31, 2015 in response to initial comments that you conveyed orally regarding the Proxy Statement to me on August 26, 2015.

Defined terms used herein have the same meaning as in the Proxy Statement.

Comment: Please include in the definitive proxy statement the representations required by Section 15(f)(1) of the Investment Company Act of 1940 (the “1940 Act”), or please explain your view that such representations are not required.

Response: Following further discussions with representatives of the investment adviser to the Company, management advised us that, after re-consideration, Section 15(f)(1) of the 1940 Act appears to be applicable to the Transaction. This view, and the resulting obligations agreed to by the parties to the Transaction as a result, were relayed to, and discussed by, the Company’s Board of Directors.

As a result, the definitive proxy statement for the Company includes the following disclosure (the relevant section of text is marked to show changes from the preliminary Proxy Statement):

The Transaction ~~and~~, Second Change of Control and Section 15(f)(1) Representations

Subsequent to the Initial Change of Control, Mrs. Keeley – who, as a result of the Initial Change of Control, effectively determined how the shares of Joley would be voted – determined that it would be in the best interests of KAMCO and the Company to have an experienced professional asset management firm assume control of the voting shares of Joley, the parent company of KAMCO.

Ms. Ashley Vroman-Lee, Esq.

United States Securities and Exchange Commission

September 11, 2015

Previously, in July 2008, TA Associates (“TA”), a private equity firm that has made a number of investments in the asset management industry, had made a minority investment in Joley. Over the past seven years, TA has built a familiarity with KAMCO’s investment strategies and has built strong relationships with its key staff. Based upon this history, in August 2015, Mrs. Keeley, Joley and KAMCO (and other affiliated entities) entered into a reorganization agreement with TA and several of its affiliated entities, by which all of the outstanding shares of Joley will be transferred to a new limited liability company, TA KAMCO LLC, which, upon completion of the transaction, will control KAMCO (the “Transaction”). The Transaction, which is expected to be completed in September 2015, subject to certain regulatory approvals, will be another change of control of KAMCO that will terminate the First Interim Agreement as of the closing date of the Transaction. Therefore (and as discussed more fully below), the Board met to discuss a second interim advisory agreement between the Funds and KAMCO pending the close of the Transaction.

Following ~~After the close of~~ the Transaction, among other changes, TA plans to issue non-voting equity to KAMCO’s key employees, which is intended to more closely align the interests of all parties and promote the long-term success of KAMCO and its clients. Mr. O’Brien, the former Head of Asset Management at Piper Jaffray and CEO and Co-Founder of Advisory Research, Inc., will become Executive Chairman of both TA KAMCO LLC and KAMCO. KAMCO believes that consummation of the Transaction will be a significant benefit to the future prospects of KAMCO, as well as to the future prospects of the Company.

As part of the terms of the Transaction, TA has provided certain covenants designed to protect the Funds from any “unfair burden” that may result from the Transaction, pursuant to Section 15(f)(1) of the 1940 Act. Normally, an investment adviser to a registered investment company may not profit from the sale of its advisory business (or place an unfair burden on a fund when conducting such a sale). However, Section 15(f)(1) operates as a “safe harbor” to an investment adviser (or any affiliate thereto), permitting it to receive money or other benefit in connection with a change of control, subject to certain conditions, including that no unfair burden be imposed on a fund and that, during the three-year period immediately following such transaction, at least 75% of a fund’s board of directors be independent.

Accordingly, TA (and its affiliated entities taking part in the Transaction) have represented in writing to Mrs. Keeley, Joley and KAMCO (and their affiliates), as well as represented to the Board, that: (i) for three years from the close of the Transaction, they shall not cause, and shall use commercially reasonable efforts not to permit any “interested persons” of the Adviser or any of its affiliates to serve on the Board unless at least 75% of the members of the Board are not interested persons, and (ii) for two years from the close of the Transaction, they shall not engage in nor cause, and will commercially reasonable efforts to prevent the imposition of, an “unfair burden” (as that term is defined in the 1940 Act) to be imposed on any Fund as a result of the Transaction. Therefore, other than the change in the ownership structure of KAMCO, the Transaction should not materially affect shareholders of the Funds. The operations of KAMCO are expected to remain the same going forward. Most importantly, the fees that KAMCO charges to the Funds, and the portfolio managers who are primarily responsible for the day-to-day management of the Funds, will not change.

*        *        *         *

We believe this responds to all of your comments. In addition. on behalf of the Company, we hereby make the following representations: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; (ii) staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not

Ms. Ashley Vroman-Lee, Esq.

United States Securities and Exchange Commission

September 11, 2015

foreclose the SEC from taking any action with respect to the Company’s filings; and (iii) the Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at 312-807-4393 or Alan Goldberg at 312-807-4227.

Sincerely,

/s/	Mark R. Greer
Mark R. Greer

cc:	Robert Kurinsky, Esq.